April 21, 2011

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	TERREMARK WORLDWIDE, INC.; REGISTRATION STATEMENT ON FORM S-3,
FILED AUGUST 9, 1999 (FILE NO. 333-84775)
FORM RW- APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

Terremark Worldwide, Inc., a Delaware corporation (the “Registrant”), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), to withdraw the Registration Statement on Form S-3 (Registration No. 333-84775) (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “SEC”) on August 9, 1999 and was not declared effective by the SEC.

As discussed with SEC staff members, the Registrant is requesting the withdrawal of the Registration Statement because the Registrant is no longer a publicly traded company and does not intend to sell any of its securities pursuant to the Registration Statement. No securities have been sold or will be sold pursuant to the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the SEC as soon as reasonably possible.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Michael Lubowitz at Weil, Gotshal & Manges LLP, at (212) 310-8566.

Sincerely,

TERREMARK WORLDWIDE, INC.

By:	/s/ Adam T. Smith
Name: Adam T. Smith Title: Chief Legal Officer